Exhibit 99.1

Concord Medical Declares Special Dividend

BEIJING, January 7, 2014 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China and the parent of Chang’an Hospital, today announced that on January 7, 2014, its Board of Directors declared a special cash dividend of $ 0.24 per ordinary share (or $0.72 per American Depositary Share) on the Company’s outstanding ordinary shares. The total expense for the special dividend is expected to be about US$32.2 million, based on the 134,018,937 ordinary shares that were outstanding as of September 30, 2013. Each ADS represents three ordinary shares of the Company.

The dividends are payable on January 30, 2014, to shareholders of record at the close of business on January 20, 2014.

Dr. Jianyu Yang, Chairman and CEO of the company, said, “The Board of Directors declared this special dividend to provide shareholders with a tangible recognition of our good growth and solid financial performance. Concord Medical is well positioned to become a leader in the fast-growing healthcare services sector in China. The company is expected to return exceptional values to shareholders, while maintain a stable growth prospect in our business.”